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                                                               EXHIBIT (a)(1)(x)

E-mail or US Mail

To:     [Name of Micrel Employee]
From:   Andrea Belanger
Date:   ____________, 2002

Dear Micrel Employee:

    Unfortunately, your Election Concerning Exchange of Stock Options form regarding the Stock Option Exchange Program was either inaccurate or incomplete and was not accepted by Micrel. If you wish to exchange any of your eligible stock options, you must submit a new Election Concerning Exchange of Stock Options form, listing the options you elect to have exchanged and cancelled. A blank form may be printed from http://topaz/intranet. Go to "Stock Administration", then "Option Exchange Program." You may also contact Andrea Belanger at the address or phone number listed below and she will send you a new election form. Andrea Belanger, Stock Administrator for Micrel must be in receipt of a completed election form before 5:00 p.m. Pacific Standard Time on Wednesday, December 11, 2002, unless the offer is extended. If we do not receive an accurate and complete election form from you before the deadline, all stock options currently held by you will remain intact at their original price and original terms.


    If you have any questions, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via US Mail to Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or reply to this note at andrea.belanger@micrel.com.



                                       Thank you



                                         Andrea Belanger



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